AVRA MEDICAL ROBOTICS, INC.

3259 Progress Drive Suite 126

Orlando, FL 32826

July 13, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:             Ms. Laurie Abbott

Ms. Amanda Ravitz

Ms. Julie Sherman

Ms. Kate Tillan

Re:	AVRA Medical Robotics, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 20, 2017

File No. 333-216054

Ladies and Gentlemen:

In response to the Staff’s letter of July 7, 2017 (the “Letter”), AVRA Medical Robotics, Inc. (the “Company”) hereby files Amendment No. 3 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comments set forth in the Letter. For your convenience, the response to each comment follows the comment itself.

Results of Operations, page 36

Three months ended March 31, 2017 as compared to three months ended March 31, 2016, page 36

Comment:

1.	Please revise to discuss the underlying reason for the increase or decrease between periods and not just state the amount of the change. Refer to Item 303(a) of Regulation S-K and Instruction 4 thereto.

Response:

The section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” referenced in the Letter has been expanded and revised to provide the disclosure requested by the Staff.

Securities and Exchange Commission

Division of Corporation Finance

June 13, 2017

Financial Statements

Note 1. Organization and Basis of Accounting, page F-7

Comment:

2.	Refer to comment 3. Your agreement with UCF states that you provided UCF with proprietary information described as a prototype surgical robotic device. Please address the following:

•	Tell us where you recorded the costs you incurred to develop the referenced prototype.

•	Provide us with a chronology of the development of the AVRA technology (the surgical robotic technology you use in your products) and the entities through which you developed it.

•	Since the underlying technology received FDA approval for skin resurfacing (page 31), tell us who developed the underlying technology and how you reflected these costs in your financial statements

Response:

We respectfully disagree with the Staff that the Research Agreement with UCF states that we provided UCF with proprietary information as noted in the Staff’s comment. As we have previously advised the Staff, all proprietary technology which AVRA plans to utilize in its medical robotic device has been developed by UCF since May 1, 2016, pursuant to the Research Agreement. We have therefore revised Note 3 and corresponding disclosure elsewhere in the prospectus to clarify that we have acquired certain intellectual property developed by UCF pursuant to the Research Agreement, the cost of which is capitalized and that other expenses related to the development of intellectual property are expensed as incurred.

Note 12. Subsequent Events, page F-17

Comment:

3.	You disclose that effective May 1, 2017, the research agreement with the University of Central Florida was extended to June 30, 2019. However, on page F-13, you disclose that under your agreement the university will accomplish the objectives as stated in the statement of work over a period extending to June 30, 2017. Please revise your disclosures to briefly indicate what implications the extension has on the accomplishment of the objectives under the agreement and the development of a surgical robotic device.

Response:

In response to the Staff’s comment, we have revised and conformed the disclosure on page F-13, in Note 12 and elsewhere in the prospectus to clarify that the extension of the Research Agreement with UCF June 30, 2019 has no effect on any previous agreements or deliverables between AVRA and UCF, but rather allows AVRA to continue working with UCF on an ongoing basis without having to resubmit or restart any administrative requirements.

If you have any further questions or comments, kindly contact the undersigned at (407) 956-2250 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

AVRA MEDICAL ROBOTICS, INC.

By:	/s/ Barry F. Cohen
Barry F. Cohen
Chief Executive Officer